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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

NOVAMERICAN STEEL, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
66986M100
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	66986M100

1	NAMES OF REPORTING PERSONS Royal Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		5,262,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,262,500

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,262,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	21.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
**SEE ITEM 4(b).

CUSIP No.	66986M100

1	NAMES OF REPORTING PERSONS Robert W. Medway

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		5,262,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,262,500

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,262,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	21.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

CUSIP No.	66986M100

1	NAMES OF REPORTING PERSONS Yale M. Fergang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		5,262,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,262,500

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,262,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	21.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Royal Capital Management, L.L.C. (“Royal Management”), a Delaware limited liability company, Mr. Robert W. Medway and Mr. Yale M. Fergang, the principals of Royal Management, relating to shares of common stock (“Common Stock”) of Novamerican Steel, Inc., a Delaware corporation (the “Issuer”).
This Schedule 13G relates to Common Stock of the Issuer: (1) purchased by Royal Management for the accounts of (i) Royal Capital Value Fund, L.P. (“Royal Fund”), (ii) Royal Capital Value Fund (QP), L.P. (“Royal Qualified”), both Delaware limited partnerships, (iii) RoyalCap Value Fund, Ltd., a Cayman Islands exempted company (“Royal Offshore”); and (iv) RoyalCap Value Fund II, Ltd., a Cayman Islands exempted company (“Royal Offshore II”). Royal Management acts as investment manager to Royal Fund, Royal Qualified, Royal Offshore and Royal Offshore II.

Item 1(a)	Name of Issuer. Novamerican Steel, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

28 West 44th Street, 16th Floor New York, New York 10036

Item 2(a)	Name of Person Filing.
Royal Capital Management, L.L.C. (“Royal Management”), Messrs. Robert W. Medway and Yale M. Fergang (collectively the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
623 Fifth Avenue, 24th Floor
New York, New York 10022

Item 2(c)	Citizenship or Place of Organization.
Royal Management is a limited liability company organized under the laws of the State of Delaware. Robert W. Medway and Yale M. Fergang are the principals of Royal Management and are United States citizens.

Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number. 66986M100

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)
As of the date hereof, Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 5,262,500 shares of Common Stock (2,156,250 of which are shares of Common Stock and 3,106,250 of which are shares of Common Stock issuable upon the conversion of warrants).

(b)
As of the date hereof, Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 21.4% of the outstanding shares of Common Stock. This percentage is determined by dividing (I) (a) the 2,156,250 shares of Common Stock beneficially owned plus (b) 3,106,250, the number of shares of Common Stock issuable upon the conversion of warrants beneficially owned by the Reporting Persons, by (II) 24,558,554 shares of Common Stock (which was calculated by adding (x) 21,452,304, the number of shares of Common Stock outstanding as of February 15, 2008, as reported by the Issuer in its Form 10-K filed on February 22, 2008, plus (y) 3,106,250, the number of shares of Common Stock issuable upon conversion of warrants beneficially owned by the Reporting Persons).

(c)
As of the date hereof, Royal Management, and Messrs. Medway and Fergang have the sole power to vote and dispose of the 5,262,500 shares of Common Stock beneficially owned by them. As the principals of Royal Management, Messrs. Yale and Fergang may direct the vote and disposition of the 5,262,500 shares of Common Stock beneficially owned by Royal Management.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated March 12, 2008, among Royal Management, Mr. Robert W. Medway and Mr. Yale M. Fergang.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 12, 2008

ROYAL CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Yale M. Fergang

Name:	Yale M. Fergang

Title:	Managing Member

/s/ Robert W. Medway

ROBERT W. MEDWAY

/s/ Yale M. Fergang

YALE M. FERGANG

EXHIBIT INDEX

Exhibit
No.	Description
Exhibit 1	Joint Filing Agreement dated March 12, 2008, among Royal Management, Mr. Robert W. Medway and Mr. Yale M. Fergang.